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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the Month of May 2001

                         ------------------------------

                        COMMISSION FILE NUMBER 001-15841

                                     [LOGO]

                                360NETWORKS INC.

                           (Exact name of registrant)

                        1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                        (Registrant's Telephone Number)

                         ------------------------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.         FORM 20-F /X/  Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes / /  NO /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360NETWORKS INC. (Registration
No. 333-39774) and the Registration Statement on Form F-3 of 360NETWORKS INC. (Registration No. 333-54174).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

360NETWORKS INC. First Quarter Report -- 2001 on Form 6-K

FORWARD LOOKING INFORMATION

The documents in this report may contain forward looking statements that involve a number of risks and uncertainties. A forward looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions. A number of factors could cause our actual results, performance, achievements or industry results to vary from the results, performance or achievements expressed or implied by our forward looking statements. These factors are intended to include: general economic and business conditions, and specific conditions affecting our sector, including pricing pressures and declining prices; our ability to attract additional capital; our ability to attract and retain our customer base; future sales of stock which could affect our share price; technological change; competition; existing government regulations and changes in, or the failure to comply with, government regulations or obtain required permits or licenses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; and other factors.

In addition, forward looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward looking statement in this report is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the applicable securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward looking statements due to future events or developments.

                                     - I -

360NETWORKS INC. FIRST QUARTER REPORT -- 2001 ON FORM 6-K

TABLE OF CONTENTS

                                                                     PAGES
                                                              ------------
MD&A
(U.S. GAAP) (U.S. dollars)                                     M-1 TO M-6

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
for the three months ended March 31, 2001
(U.S. GAAP) (U.S. dollars)                                    F-1 TO F-21

MAJOR SHAREHOLDERS                                                  MSH-1

SIGNATURE                                                             S-1

BASIS OF PRESENTATION

The documents in this report are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360NETWORKS" or the "Company", means 360NETWORKS INC.

                                     - II -

                                     [LOGO]

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  (U.S. GAAP)

                                 MARCH 31, 2001

                                                                360NETWORKS  M-1

360NETWORKS INC.  MD&A  (U.S. GAAP)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations ("MD&A") should be read along with the accompanying consolidated interim financial statements and our annual report on Form 20-F for the year ended December 31, 2000. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

A.  BUSINESS OVERVIEW

We are developing one of the largest and most technologically advanced fiber optic mesh networks in the world. We offer a range of infrastructure and network services to telecommunications and data-centric organizations.

We provision and offer network services and Internet Protocol ("IP") based products to meet specific customer demands that capitalize on the convergence of telecommunications and high-bandwidth applications and services. Our network's design uses advanced optical technologies to reduce complexity and cost while enhancing reliability and providing increased flexibility to accommodate both technological upgrades and the offering of a wider range of services and products on a timely basis. Our network consists of fiber optic assets and capacity that we have installed or acquired from other developers and carriers through swaps, purchases, leases, indefeasible rights of use or other contractual rights.

By year-end 2001, we expect our global network to consist of approximately 65,000 route miles (104,000 kilometers), linking 100 major population centers in North America, Europe and South America. These route distances do not include purchased capacity in North America, between North America and Asia, and inter-Asia. In addition to substantial terrestrial networks in North America and Europe, the network will also include 360ATLANTIC, an undersea cable system between North America and Europe, and 360AMERICAS, an undersea cable system between South America and North America.

We are also developing network facilities, including metro connectivity in 35 cities in North America, Europe and South America. These facilities enable telecommunications companies, Internet service providers, application service providers and other data-centric organizations to connect their local networks and application solutions to our global network.

We have recently suspended funding of our planned Asian projects, 360PACIFIC and 360ASIA. We currently intend to meet customer needs for capacity between North America and Asia, and inter-Asia through capacity purchases. In addition, as our revised business strategy is to provide colocation facilities primarily to customers purchasing bandwidth on our network, we have assessed our real estate assets and contemplate selling or otherwise monetizing our real estate assets which are no longer required.

M-2  360NETWORKS

360NETWORKS INC.  MD&A  (U.S. GAAP)

B. OPERATING RESULTS

THREE MONTHS ENDED MARCH 2001 AND 2000

CASH REVENUE was $274 million for the three months ended March 31, 2001 compared with $80 million in 2000. Cash revenue is revenue, as determined by generally accepted accounting principles, adjusted for changes in the cash portion of deferred revenue.

ADJUSTED EBITDA was $167 million for the three months ended March 31, 2001 compared with $30 million in 2000. Adjusted EBITDA is EBITDA adjusted to reflect changes in deferred revenue and non-cash cost of sales.

The increases in cash revenue and adjusted EBITDA primarily reflect a higher level of capacity purchases by major telecommunications and data-centric customers.

We believe cash revenue and adjusted EBITDA are the most appropriate metrics to measure the performance of emerging network service providers as they track a company's success in obtaining sales contracts and delivering services to customers.

CONSOLIDATED OPERATING RESULTS

REVENUE was $80 million for the three months ended March 31, 2001 compared with $76 million in 2000. This increase was primarily due to a higher level of network services, including operating and maintenance services in 2001.

Our revenue has been generated primarily from the sale, lease or grant of indefeasible rights of use ("IRU") of network infrastructure. As we complete our currently planned network, the percentage of revenues which we receive from network services is expected to increase as a percentage of our total revenue. By the end of 2001 these services are expected to provide our largest percentage of revenue.

Specific accounting policies applicable to revenue recognition are detailed in note 2 of the accompanying consolidated interim financial statements.

COSTS of sales were $62 million for the three months ended March 31, 2001, compared with $47 million in 2000, reflecting higher operating and maintenance costs as segments of the network are put in service.

GROSS PROFIT was $18 million (23% of revenue) for the three months ended March 31, 2001 compared with $29 million (38%) in 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $45 million (56% of revenue) for the three months ended March 31, 2001 compared with $12 million (16%) in 2000. These expenses are not expected to increase in the next three quarters of this year.

EBITDA was a negative $27 million for the three months ended March 31, 2001 compared with a positive $17 million in 2000. The decrease in EBITDA is primarily due to higher operating costs and the addition of sales, product marketing and network services personnel as the Company shifts its business from construction and

                                                                360NETWORKS  M-3

360NETWORKS INC.  MD&A  (U.S. GAAP)

sales of dark fiber to network services. EBITDA represents earnings before interest, taxes, depreciation, amortization, stock-based compensation and minority interest.

STOCK-BASED COMPENSATION EXPENSE was $9 million for the three months ended
March 31, 2001 compared with $48 million in 2000. This non-cash expense consists of the amortization of deferred compensation applicable to shares issued and stock options granted by the Company prior to our initial public offering in April 2000, and related changes arising from variable components of stock based compensation.

DEPRECIATION AND AMORTIZATION EXPENSES were $45 million for the three months ended March 31, 2001 compared with $1 million in 2000. The increase was due to network assets being completed and put in service, and the amortization of goodwill applicable to acquisitions.

INTEREST EXPENSE was $46 million for the three months ended March 31, 2001 compared with $16 million in 2000. The increase in interest expense was primarily due to the issuance of senior notes in April 2000 and higher credit facility balances in 2001.

INTEREST INCOME was $10 million for the three months ended March 31, 2001 compared with $7 million in 2000. Interest income results primarily from the investment of cash collected from customers and the proceeds from the issuance of equity and debt securities.

INCOME TAX recovery was $15 million for the three months ended March 31, 2001 compared with income tax expense of $3 million in 2000. The change reflects higher deferred tax assets offset partially by higher current taxes payable.

NET LOSS was $106 million ($0.14 per share) for the three months ended
March 31, 2001 compared with $45 million ($0.11 per share) in 2000. The increase was primarily due to higher operating and interest expenses offset partially by lower stock-based compensation expense and higher income tax recovery.

C. LIQUIDITY AND CAPITAL RESOURCES

We have pursued an aggressive business plan to complete our network and develop related network services and IP based products. This has required, and will continue to require, a significant investment in network development. In
May 2001, we announced certain changes to our business plan as a result of the current dynamics in the telecommunications and data-centric markets and particularly in the submarine markets, and we announced the suspension of funding for our planned Asian projects, 360PACIFIC and 360ASIA. We currently intend to meet customer needs for capacity between North America and Asia and intra-Asia through capacity purchases.

Our revised business strategy is to provide colocation facilities primarily to customers purchasing bandwidth on our network. As a result, we have assessed our real estate assets and contemplate selling or otherwise monetizing these assets which are not needed under our revised business plan.

We may from time to time seek to acquire our outstanding debt to improve our balance sheet and debt service requirements.

M-4  360NETWORKS

360NETWORKS INC.  MD&A  (U.S. GAAP)

We have revised our capital expenditure plans for 2001 downward to approximately $2.2 to $2.4 billion. The decrease reflects deferral of certain portions of our original capital expenditure plans, as well as the suspension of our Asian projects.

We also revised downward our estimates for cash revenue for 2001. We believe our cash revenue will be adversely impacted by deferrals of capacity purchases by major telecommunications carriers and capital constraints within the telecommunications sector.

At May 17, 2001, we had cash and available lines of credit of $596 million. Under our revised business plan, we estimate that we will require additional working capital of approximately $300 million beginning in the third quarter of 2001 in the form of either additional indebtedness or equity.

If we are able to raise the incremental $300 million, and we meet our projected customer revenue targets, we believe we will have sufficient funding to complete our currently planned terrestrial and undersea network systems and to implement our related network services strategy. Our ability to raise additional funding, to generate and collect customer revenue and the cost of developing our network and implementing our network services strategy will depend on a variety of factors, many of which are beyond our control. These factors include conditions in the capital markets, in our business sector and in the competitive environment of our current and planned markets. We cannot assure you that our capital resources, including our credit facilities and anticipated collection of customer revenues, will be sufficient to complete the currently planned global network.

In addition, there can be no assurance that our capital needs will not be greater than that which we presently estimate due to a variety of circumstances, including, among other things, the need to secure and retain customers for our network capacity, the cost of developing our network and the incurrence of costs associated with the implementation of our revised business plan, including costs which may be associated with the suspension of funding of our planned Asian projects. Our inability to raise additional capital would require us to make further revisions to our business plan and may cause us to seek other alternatives. If we are not successful in obtaining this financing or making other alternative arrangements, we may not be able to meet our financial obligations, including our obligations under our existing indebtedness, capital expenditure requirements or working capital needs.

D. MARKET AND CREDIT RISK DISCLOSURES

We are subject to market risks arising from changes in interest rates with respect to our variable interest rate credit facilities. The interest expense incurred on amounts borrowed under these credit facilities will change due to changes in: the LIBOR rate or the alternate base rate, changes in the amounts drawn on the respective commitments and changes in financial leverage. A hypothetical one percent increase or decrease in interest rates would increase or decrease annual interest expense applicable to the variable interest rate debt held by the Company at March 31, 2001 by $11 million.

We are subject to market risks due to fluctuation in foreign exchange rates. We have not made significant use of financial instruments to minimize our exposure to foreign currency fluctuations because the majority of our

                                                                360NETWORKS  M-5

360NETWORKS INC.  MD&A  (U.S. GAAP)

transactions and financial instruments are denominated in United States dollars. The Company continues to analyze risk management strategies to reduce foreign currency exchange risks.

We are subject to credit risks due to concentrations of financial instruments consisting primarily of cash and cash equivalents, short-term investments, accounts receivable, and unbilled revenue. We limit our exposure to credit loss by placing our cash and cash equivalents and short-term investments with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable and unbilled revenue are considered to be limited due to the credit quality of the customers comprising our customer base. We perform ongoing credit evaluations of our customers' financial condition to determine the need for an allowance for doubtful accounts.

Additional information applicable to market and credit risks is provided in notes 7 and 12 of the accompanying consolidated interim financial statements.

E. ACCOUNTING PRONOUNCEMENTS

In 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which pursuant to SFAS 137 became effective for the Company on January 1, 2001, establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. The adoption of SFAS 133 does not have a material impact on our consolidated financial statements because we have not made significant use of derivative financial instruments since the majority of our transactions and financial instruments are denominated in United States dollars.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." Among other things, SAB 101 provides certain guidance with respect to generally accepted accounting principles applicable to the culmination of the earnings process and customer acceptance requirements for revenue recognition. SAB 101 does not have a material impact on our consolidated financial statements.

F. TREND INFORMATION

The telecommunications sector as a whole has been dramatically affected by the tightening in the capital markets. Customer purchase cycles are extending and customer buying patterns continue to shift. Customers are delaying purchases due to these capital constraints and the perception that prices may decline in the future. Some customers are foregoing the purchase of dark fiber to take advantage of lower pricing on lit services and choosing to buy lit capacity rather than light their own previously purchased dark fiber. Strong price competition, both vertically and horizontally, continues to be prevalent throughout the telecommunications sector.

Despite changes in the buying behavior of some customers, the telecom sector continues to experience significant end-user demand in most markets. Portability and flexibility continue to be key to attracting customers, and our ability to sell across a global network remains a competitive advantage in approaching our target customers.

M-6  360NETWORKS

                                     [LOGO]

                       CONSOLIDATED FINANCIAL STATEMENTS
                                  (U.S. GAAP)

                                 MARCH 31, 2001

                                                                360NETWORKS  F-1

360NETWORKS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. GAAP)

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
UNAUDITED (MILLIONS OF U.S. DOLLARS)                              2000                2001
------------------------------------------------------------------------------------------
REVENUE                                                       $    76             $    80
COSTS                                                              47                  62
                                                              ----------------------------
GROSS PROFIT                                                       29                  18
                                                              ----------------------------
EXPENSES
    SELLING, GENERAL AND ADMINISTRATION                            12                  45
      STOCK-BASED COMPENSATION                                     48                   9
      OTHER                                                        --                   3
    DEPRECIATION AND AMORTIZATION                                   1                  45
                                                              ----------------------------
                                                                   61                 102
                                                              ----------------------------
                                                                  (32)                (84)
INTEREST EXPENSE                                                   16                  46
INTEREST INCOME                                                     7                  10
OTHER INCOME (LOSS)                                                --                  (1)
                                                              ----------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST           (41)               (121)
PROVISION (RECOVERY) FOR INCOME TAXES (note 10)
    CURRENT                                                         7                  13
    DEFERRED                                                       (4)                (28)
                                                              ----------------------------
                                                                    3                 (15)
                                                              ----------------------------
                                                                  (44)               (106)
MINORITY INTEREST                                                   1                  --
                                                              ----------------------------
NET INCOME (LOSS)                                             $   (45)            $  (106)
                                                              ============================
INCOME (LOSS) PER SHARE (note 3)
    BASIC                                                     $ (0.11)            $ (0.14)
    DILUTED                                                   $ (0.11)            $ (0.14)

SEE ACCOMPANYING NOTES

F-2  360NETWORKS

360NETWORKS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP)

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
UNAUDITED (MILLIONS OF U.S. DOLLARS)                              2000                2001
------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
    NET INCOME (LOSS)                                          $  (45)             $ (106)
    ADD (DEDUCT) ITEMS TO RECONCILE TO NET CASH
      STOCK-BASED COMPENSATION                                     48                   9
      DEPRECIATION AND AMORTIZATION                                 1                  45
      AMORTIZATION OF DEFERRED FINANCING CHARGES                   --                   6
      DEFERRED INCOME TAXES                                        (4)                (28)
      OTHER                                                        --                  (9)
      CHANGE IN OPERATING ASSETS AND LIABILITIES
        ACCOUNTS RECEIVABLE                                        (3)                (85)
        UNBILLED REVENUE                                          (15)                 14
        INVENTORY                                                 (37)                (20)
        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                   32                   6
        DEFERRED REVENUE                                           (1)                257
        INCOME TAXES PAYABLE                                       (8)                 (7)
        OTHER                                                      18                  12
                                                              ----------------------------
    CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES               (14)                 94
                                                              ----------------------------
INVESTING ACTIVITIES
    ADDITIONS TO PROPERTY, EQUIPMENT AND NETWORK
      ASSETS UNDER CONSTRUCTION                                  (176)               (785)
    PURCHASE OF NETWORK CAPACITY                                   --                (147)
    OTHER                                                           5                   6
                                                              ----------------------------
    CASH USED IN INVESTING ACTIVITIES                            (171)               (926)
                                                              ----------------------------
FINANCING ACTIVITIES
    PROCEEDS FROM
      ISSUANCE OF DEBT                                            100                 607
      ISSUANCE OF EQUITY                                           --                   5
    CHANGE IN RESTRICTED CASH                                      --                 129
    OTHER                                                          --                  (9)
                                                              ----------------------------
    CASH PROVIDED BY FINANCING ACTIVITIES                         100                 732
                                                              ----------------------------
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS               --                  --
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (85)               (100)
CASH AND CASH EQUIVALENTS- BEGINNING OF PERIOD                    521                 364
                                                              ----------------------------
CASH AND CASH EQUIVALENTS- END OF PERIOD                       $  436              $  264
                                                              ============================

SEE ACCOMPANYING NOTES

                                                                360NETWORKS  F-3

360NETWORKS INC.
CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)

                                                         DECEMBER 31            MARCH 31
Unaudited (millions of U.S. dollars)                            2000                2001
----------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                 $  364             $  264
    RESTRICTED CASH                                              143                 14
    ACCOUNTS RECEIVABLE (note 5)                                 166                251
    UNBILLED REVENUE                                             217                203
    INVENTORY (note 5)                                           430                450
    DEFERRED TAX ASSET                                            19                 29
    OTHER                                                         41                 27
                                                              --------------------------
                                                               1,380              1,238

PROPERTY AND EQUIPMENT - net (note 5)                            746                817
NETWORK ASSETS UNDER CONSTRUCTION                              2,295              2,978
GOODWILL - net (note 5)                                          880                868
DEFERRED TAX ASSET                                                50                 50
OTHER (note 5)                                                   245                381
                                                              --------------------------
                                                              $5,596             $6,332
                                                              ==========================

SEE ACCOMPANYING NOTES

F-4  360NETWORKS

360NETWORKS INC.
CONSOLIDATED BALANCE SHEETS - Continued
(U.S. GAAP)

                                                         DECEMBER 31            MARCH 31
Unaudited (millions of U.S. dollars)                            2000                2001
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
LIABILITIES
CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (note 5)         $  675             $  676
    DEFERRED REVENUE                                             106                 96
    INCOME TAXES PAYABLE                                          51                 44
    DEFERRED TAXES                                                25                 --
                                                              --------------------------
                                                                 857                816

DEFERRED REVENUE                                                  50                317
DEFERRED TAX LIABILITY                                             4                 11
LONG-TERM DEBT (note 7)                                        1,895              2,490
                                                              --------------------------
                                                               2,806              3,634

PREFERRED STOCK (note 9)
    AUTHORIZED - 500 BILLION PREFERRED SHARES
    ISSUED AND OUTSTANDING
      SERIES 1 CONVERTIBLE PREFERRED SHARES - 700,000            707                720

STOCKHOLDERS' EQUITY
CAPITAL STOCK (note 8)
    AUTHORIZED - 500 BILLION SUBORDINATE VOTING SHARES
                - 500 BILLION MULTIPLE VOTING SHARES, NO PAR
      VALUE
    ISSUED AND OUTSTANDING
      SUBORDINATE VOTING SHARES - 740,757,483
        (DECEMBER 2000 - 738,244,168)                          2,449              2,454
      MULTIPLE VOTING SHARES - 81,840,000                         45                 45
OTHER CAPITAL ACCOUNTS                                            22                 31
DEFICIT                                                         (433)              (552)
                                                              --------------------------
                                                               2,083              1,978
                                                              --------------------------
                                                              $5,596             $6,332
                                                              ==========================
COMMITMENTS AND CONTINGENCIES (note 13)
SUBSEQUENT EVENTS (note 14)

SEE ACCOMPANYING NOTES

                                                                360NETWORKS  F-5

360NETWORKS INC.
CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY
(U.S. GAAP)

                                                                          SUBORDINATE                 MULTIPLE
                                                                         VOTING SHARES             VOTING SHARES
                                                                        (notes 8 and 9)               (note 8)
                                                                    ------------------------   ----------------------

                                                                          NUMBER                    NUMBER
      UNAUDITED (MILLIONS OF U.S. DOLLARS)                             OF SHARES      AMOUNT     OF SHARES     AMOUNT
      ---------------------------------------------------------------------------------------------------------------
      BALANCE, DECEMBER 31, 2000                                     738,244,168    $2,449      81,840,000     $45

      Issuance of shares on exercise of stock options                  2,513,315         5
      Interest on note receivable
      Amortization of deferred compensation expense
      Preferred share conversion adjustment
      Other
      Net income (loss) for the period
                                                                    -------------------------------------------------
      BALANCE, MARCH 31, 2001                                        740,757,483    $2,454      81,840,000     $45
                                                                    -------------------------------------------------

      SEE ACCOMPANYING NOTES


                                                                                        OTHER CAPITAL ACCOUNTS
                                                                    ---------------------------------------------------------------
                                                                                                       ADDITIONAL
                                                                                              NOTE        PAID IN          DEFERRED
      UNAUDITED (MILLIONS OF U.S. DOLLARS)                                              RECEIVABLE        CAPITAL      COMPENSATION
      ------------------------------------------------------------  ---------------------------------------------------------------
      BALANCE, DECEMBER 31, 2000                                                 $(77)                   $260            $(161)
      Issuance of shares on exercise of stock options                                                      (2)
      Interest on note receivable                                                  (6)
      Amortization of deferred compensation expense                                                                         16
      Preferred share conversion adjustment
      Other                                                                                                 1
      Net income (loss) for the period
                                                                    ---------------------------------------------------------------
      BALANCE, MARCH 31, 2001                                                    $(83)                   $259            $(145)
                                                                    ---------------------------------------------------------------
      SEE ACCOMPANYING NOTES


                                                                     (DEFICIT)              TOTAL
                                                                      RETAINED      STOCKHOLDERS'
      UNAUDITED (MILLIONS OF U.S. DOLLARS)                            EARNINGS             EQUITY
      ------------------------------------------------------------  -----------------------------
      BALANCE, DECEMBER 31, 2000                                      $(433)               $2,083
      Issuance of shares on exercise of stock options                                           3
      Interest on note receivable                                                              (6)
      Amortization of deferred compensation expense                                            16
      Preferred share conversion adjustment                             (13)                  (13)
      Other                                                                                     1
      Net income (loss) for the period                                 (106)                 (106)
                                                                    -----------------------------
      BALANCE, MARCH 31, 2001                                         $(552)               $1,978
                                                                    -----------------------------
      SEE ACCOMPANYING NOTES

F-6  360NETWORKS

360NETWORKS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)
March 31, 2001 (UNAUDITED) (TABULAR AMOUNTS EXPRESSED IN MILLIONS OF U.S.
DOLLARS)

1.  THE COMPANY

360NETWORKS INC. (the "Company") offers network services to telecommunications and data-centric organizations. The Company's operations also consist of engineering, constructing and installing terrestrial and undersea fiber optic systems for its own use or for sale, lease or grant of indefeasible right of use ("IRU") to third parties.

Revenue is generated primarily from the sale, lease or grant of IRU of network infrastructure. As the Company's network segments are completed, revenue is also being generated from providing network services, and operating and maintenance services.

The Company is indirectly a subsidiary of Ledcor Inc. In March 2000, the Company changed its name from Worldwide Fiber Inc. to 360NETWORKS INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The accompanying interim condensed consolidated financial statements of the Company do not include all of the notes in annual financial statements and therefore should be read in conjunction with the Company's annual financial statements. The accompanying interim financial statements include all normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the Company's financial position at March 31, 2001, its results of operations and cash flows for the three months ended March 31, 2001 and 2000.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with terms at the date of purchase of three months or less, which are generally held to maturity.

RESTRICTED CASH

Restricted cash is classified as such under the terms of the 360americas credit facility. The use of this cash is restricted to operating and capital expenditures related to the under sea portion 360americas project.

                                                                360NETWORKS  F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

INVENTORY

Inventory consists of fiber optic network assets to be sold or leased under sales-type leases, construction supplies and small tools. Fiber optic network assets are recorded at the lower of cost and market. Cost includes direct materials and subcontractor charges, labor, and interest (see "capitalization of interest") determined on an average cost basis. Construction supplies and small tools inventory are recorded at the lower of cost and replacement value.

PROPERTY AND EQUIPMENT

Fiber optic network assets constructed for the Company's own use are recorded as property and equipment when the asset is fully constructed. Fiber optic network assets, construction equipment and other property and equipment are recorded at cost. Property and equipment are depreciated using the following rates and methods:

Fiber optic network assets - straight-line basis ranging from 15 to 25 years

Buildings - straight-line basis ranging from 15 to 20 years

Equipment - hourly usage rates or straight-line basis, over the estimated useful life from 2 to 5 years

NETWORK ASSETS UNDER CONSTRUCTION

Assets under construction include fiber optic network assets and related facilities constructed for the Company's own use and include direct expenditures of materials and labor, indirect costs attributable to the projects and interest.

GOODWILL

Goodwill, the excess of cost over fair value of net assets acquired, is amortized on a straight-line basis ranging from 4 to 25 years.

NETWORK CAPACITY

Network capacity is amortized either on an as-used basis or straight-line basis depending on the contractual agreement.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying amount of long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or have been impaired. The determination of any impairment would be based on a comparison of estimated future cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset.

INVESTMENTS

Long-term investments in which the Company owns or controls a 20 percent or greater interest, or over which it is able to exercise significant influence are accounted for using the equity method of accounting.

Long-term investments that represent less than 20 percent ownership interests are held on an available-for-sale basis in accordance with FASB Statement 115. Unrealized gains and losses resulting from changes in fair value are included in comprehensive income. Investments that incur declines in fair value which are considered to be other-than-temporary are written down to fair value and the amount of the write down is charged to earnings.

F-8  360NETWORKS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

REVENUE RECOGNITION

Revenue from construction contracts to develop fiber optic systems is calculated on the percentage-of-completion basis using the cost-to-cost method over the life of the build. Costs incurred are considered to be the best available measure of progress of these contracts. Revenue recognized using the percentage-of-completion basis less billings to date is recorded as unbilled revenue. Billings are generally rendered on the achievement of certain construction milestones. Provisions are made for all potential losses as soon as they become evident.

Revenue from leases and IRUs of dark fiber that qualify for sales-type lease accounting that were entered into prior to June 30, 1999 is generally recognized at the time of delivery and acceptance. Leases and dark fiber IRUs that do not meet the criteria for sales-type leases are accounted for as operating leases and revenue is recognized over the term of the contract.

In June 1999, the Financial Accounting Standards Board issued Interpretation
No. 43, Real Estate Sales, an interpretation of SFAS Statement No. 66
("FIN 43"). The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 1999. Under this interpretation, certain telecommunication assets are considered to be integral equipment, as such title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease.

Sales and grants of IRUs of dark fiber entered into after June 1999 are now evaluated under FIN 43. If title does not pass on the integral equipment from transactions involving dark fiber sales and/or IRUs, revenue is deferred and recognized over the life of the contract.

Under dark fiber and capacity contracts, the Company is required to operate and maintain the network in accordance with industry standards. Under these contracts, customers are charged for certain operating and maintenance fees for the term of each contract, and recognized over the life of the contract.

Revenue applicable to network services is recognized monthly as services are provided.

Accounting practice and guidance with respect to IRU revenue recognition is evolving. Any changes in the accounting treatment may affect the current recognition of revenues and related costs. Such changes would likely be treated on a prospective basis.

COSTS

Cost of sales of network infrastructure, particularly dark fiber and conduit, consist of direct costs such as the conduit, fiber optic cable, construction of regeneration facilities, labor and an allocation of indirect costs such as rights-of-way, environmental restoration, equipment costs, insurance and interest charges.

Cost of sales of network services include only the direct costs of operating, provisioning and maintaining the network.

                                                                360NETWORKS  F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

CAPITALIZATION OF INTEREST

Interest is capitalized as part of the cost of developing network assets. Interest capitalized during the development period is computed by determining the average accumulated expenditures for each interim capitalization period and applying the interest rate related to the specific borrowings.

DEFERRED FINANCING COSTS

Costs incurred in connection with obtaining long-term debt are deferred and amortized, using the effective interest rate method, to interest expense over the term of the debt. Discounts applicable to long-term debt are netted against the respective notes and accreted back to the original amount using the effective interest rate method.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The Company's functional currency is the U.S. dollar. Transactions in other currencies are recorded at the exchange rate at the transaction date. Changes in exchange rates applicable to foreign currency denominated assets and liabilities result in gains and losses which are included in the statement of operations.

Assets and liabilities of the Company's subsidiaries and operations which have a functional currency other than the U.S. dollar are translated into US dollars at the year-end exchange rate. Revenues and expenses for these businesses are translated at average exchange rates effective during the year. Gains and losses resulting from foreign exchange transactions are included in comprehensive income.

COMPREHENSIVE INCOME

Comprehensive income consists of currency translation adjustments and net income. To date there have been no significant currency translation adjustments.

INCOME TAXES

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

COMPARATIVE FINANCIAL INFORMATION

Certain prior period amounts have been reclassified to conform to the 2001 presentation.

F-10  360NETWORKS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

3.  INCOME (LOSS) PER SHARE

Basic income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of Subordinate Voting Shares (formerly Class A Non-Voting Shares and Class B Subordinate Voting Shares) and Multiple Voting Shares (formerly Class C Multiple Voting Shares) outstanding for the period.

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
                                                                  2000                2001
------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                              $  (45)             $ (106)
LESS:
  PREFERRED SHARE CONVERSION ADJUSTMENT                            --                 (13)
  PREFERRED SHARE ACCRETION                                        (5)                 --
  PREFERRED SHARE PURCHASE PRICE ADJUSTMENT                        (9)                 --
                                                              ----------------------------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS          $  (59)             $ (119)
                                                              ============================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES (MILLION)                521                 822
                                                              ============================
BASIC INCOME (LOSS) PER COMMON SHARE                           $(0.11)             $(0.14)

Diluted loss per share reflects the potential dilution of securities by including other potential common stock, including stock options, in the weighted average number of common shares outstanding for a period, if dilutive. At
March 31, 2001, there were antidilutive convertible preferred shares and outstanding stock options which if converted would result in approximately
105 million additional Subordinate Voting Shares, which may be dilutive to future earnings.

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
                                                                  2000                2001
------------------------------------------------------------------------------------------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS          $  (59)             $ (119)
                                                              ============================
DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES (MILLION)        521                 822
                                                              ============================
DILUTED INCOME (LOSS) PER COMMON SHARE                         $(0.11)             $(0.14)

4.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                    THREE MONTHS ENDED
                                                                         MARCH 31
                                                                  2000                  2001
--------------------------------------------------------------------------------------------
CASH PAID FOR INCOME TAXES                                      $14                   $21
CASH PAID FOR INTEREST                                           32                    51
PREFERRED SHARE CONVERSION ADJUSTMENT                            --                    13
PREFERRED SHARE ACCRETION                                         5                    --

                                                               360NETWORKS  F-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

5.  BALANCE SHEET COMPONENTS

                                                           DECEMBER 31            MARCH 31
                                                                  2000                2001
------------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE
  TRADE                                                         $163               $  246
  OTHER                                                            3                    5
                                                              ----------------------------
                                                                $166               $  251
                                                              ============================
INVENTORY
  FIBER OPTIC NETWORK ASSETS                                    $429               $  449
  CONSTRUCTION SUPPLIES, SMALL TOOLS AND OTHER                     1                    1
                                                              ----------------------------
                                                                $430               $  450
                                                              ============================
PROPERTY AND EQUIPMENT
  FIBER OPTIC NETWORK ASSETS                                    $544               $  631
  BUILDINGS                                                      119                  106
  EQUIPMENT                                                       47                   75
  LAND                                                            72                   74
                                                              ----------------------------
                                                                 782                  886
  LESS: ACCUMULATED DEPRECIATION                                  36                   69
                                                              ----------------------------
PROPERTY AND EQUIPMENT - NET                                    $746               $  817
                                                              ============================
GOODWILL
  GOODWILL (NOTE 6)                                             $910               $  910
  LESS: ACCUMULATED AMORTIZATION                                  30                   42
                                                              ----------------------------
                                                                $880               $  868
                                                              ============================
OTHER ASSETS
  NETWORK CAPACITY                                              $129               $  271
  DEFERRED FINANCING CHARGES                                      79                   76
  INVESTMENTS                                                     37                   34
                                                              ----------------------------
                                                                $245               $  381
                                                              ============================
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
  ACCOUNTS PAYABLE
    TRADE                                                       $341               $  361
    OTHER                                                         81                   56
  ACCRUED LIABILITIES                                            125                  119
  SUBCONTRACTOR HOLDBACKS PAYABLE                                 77                   72
  INTEREST PAYABLE                                                51                   68
                                                              ----------------------------
                                                                $675               $  676
                                                              ============================

F-12  360NETWORKS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

6.  GLOBENET ACQUISITION

In June 2000, the Company acquired 100% of the outstanding shares of GlobeNet Communications Group Limited, ("GlobeNet"), a provider of international telecommunications services and capacity, in exchange for 43,198,816 Subordinate Voting Shares and 4,117,454 options to purchase Subordinate Voting Shares of the Company. The total consideration was $642 million consisting of 43,198,816 shares issued at the initial public offering price and 4,117,454 options valued at fair value. Goodwill, the excess of cost over fair value of net assets acquired, applicable to this acquisition is amortized on a straight-line basis over 15 years. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

      Goodwill                                                        $433
      Fair value of net assets acquired                                209
                                                                      ----
      Share capital and paid in capital                               $642
                                                                      ====

The following unaudited condensed combined financial information of the Company and GlobeNet shows the results of operations had the acquisition been completed at January 1, 2000:

                                                          THREE MONTHS
                                                                 ENDED
                                                              MARCH 31
                                                                  2000
----------------------------------------------------------------------
Revenue                                                       $    82
Net loss                                                          (60)
Basic and diluted loss per share                              $ (0.13)

7.  LONG-TERM DEBT

                                                           DECEMBER 31            MARCH 31
                                                                  2000                2001
------------------------------------------------------------------------------------------
Senior credit facility due 2003 to 2007
  (average period end rate 9.2 %) (December 2000 -- 11.3%)     $  350              $  931
12.5% senior notes due 2005                                       175                 175
12% senior notes due 2009                                         500                 500
13% senior notes due 2008                                         770                 758
GlobeNet 360AMERICAS credit facility due 2001 to 2005
  (average period end rate 11.0 %) (December 2000 -- 11.3%)       100                 126
                                                              ----------------------------
                                                               $1,895              $2,490
                                                              ============================

SENIOR CREDIT FACILITY DUE 2003 TO 2007

In September 2000, the Company obtained a seven-year, $1.2 billion credit facility consisting of three commitments; a $300 million revolving credit facility, a $550 million term loan (Tranche A), and a $350 million term loan (Tranche B). The revolving facility is fully available until September 2003 and at reduced amounts thereafter until September 2007. Tranche A is available until September 2001 and at reduced amounts until September 2002. Tranche B was fully drawn upon closing. The facility also provides for an additional $800 million of uncommitted incremental borrowings.

This credit facility is collateralized by general liens, mortgages, guarantees, pledges and other security interests granted by the Company to the lenders. Repayment of borrowings under the facility are due quarterly, commencing in September 2003 at varying amounts. Interest rates under the facility are based on LIBOR or an alternate base rate, plus a margin ranging from 1.5% to 4.5% depending on the type of commitment and on the financial leverage of the Company. The commitment fee applicable to undrawn funds is 1.25% per year, or lower rates as borrowings increase.

                                                               360NETWORKS  F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

12.5% SENIOR NOTES DUE 2005

In December 1998, the Company issued $175 million of 12.5% senior notes due December 2005. These notes are general unsecured obligations of the Company.

12% SENIOR NOTES DUE 2009

In July 1999, the Company issued $500 million of 12% senior notes due August 2009. These notes are general unsecured obligations of the Company.

13% SENIOR NOTES DUE 2008

In April 2000, the Company issued the 13% senior notes due May 2008. These notes were issued in two tranches. The U.S. dollar tranche of $600 million, net of discounts, was for proceeds of $586 million. The Euro tranche of E200 million, net of discounts, was for proceeds of US$178 million. These notes are general unsecured obligations of the Company.

360ATLANTIC CREDIT FACILITY

In February 2000, the Company obtained a $565 million credit facility for the 360atlantic cable project. The credit facility consisted of three distinct commitments; a $365 million term loan (Tranche A), a $175 million term loan (Tranche B) and a $25 million working capital loan. In September 2000, the Company elected to repay the outstanding Tranche B draw of $175 million and the credit facility was extinguished.

GLOBENET - 360AMERICAS CREDIT FACILITY DUE 2001 TO 2005

In July 1999, GlobeNet obtained a $400 million credit facility consisting of various term facilities totalling $390 million and a revolving credit facility of $10 million. In addition, under this credit facility, GlobeNet may also request an additional credit facility of up to $50 million subject to lender approval and other restrictions. This credit facility, which matures in June 2005, is collateralized by substantially all of the assets of GlobeNet Communications Holdings Ltd. and its subsidiaries. Interest rates on this credit facility are based on LIBOR plus a margin ranging from 3.75% to 4.75% and availability of funds under the credit facility is subject to certain terms and conditions.

GLOBENET - 13% SENIOR NOTES DUE 2007

In July 1999, GlobeNet issued $300 million of 13% senior notes due July 2007. In September 2000, these notes were repurchased for $303 million, including a change-in-control premium of $3 million.

CAPITALIZATION OF INTEREST

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
                                                                  2000                2001
------------------------------------------------------------------------------------------
Total interest expense                                          $ 31                $ 68
Interest capitalized                                             (15)                (22)
                                                              ----------------------------
Net interest expense                                            $ 16                $ 46
                                                              ============================

F-14  360NETWORKS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

LONG TERM DEBT REPAYMENTS

                                                      YEAR ENDED DECEMBER 31                          THERE-
                                                 2001       2002       2003       2004       2005      AFTER    TOTAL
-----------------------------------------------------------------------------------------------------------------------
CREDIT FACILITIES
    Senior credit facility - Due 2003 to
      2007                                      $--        $--       $108       $216       $177       $430       $931
    360AMERICAS credit facility - Due 2001
      to 2005                                     3          7          8          8        100         --        126
SENIOR NOTES
    12.5% fixed rate - Due 2005                  --         --         --         --        175         --        175
    12.0% fixed rate - Due 2009                  --         --         --         --         --        500        500
    13.0% fixed rate - Due 2008 - (US$)          --         --         --         --         --        600        600
    13.0% fixed rate - Due 2008 - (Euro)         --         --         --         --         --      E 200      E 200

Certain of the long-term debt facilities and notes have change in control provisions, which may trigger repayments.

8.  CAPITAL STOCK

SHARE SPLITS

In November 1999, the Board of Directors approved an eight-for-one share split of all classes of the Company's capital stock and in March 2000, approved a further two-for-one share split of all classes of capital stock. All comparative periods have been presented on a post-share split basis.

CAPITAL STOCK REORGANIZATION

In April 2000, the Company reorganized its capital stock as follows: the outstanding Class B Subordinate Voting Shares converted or exchanged their shares into Class A Non-Voting Shares and all authorized but unissued Class B Subordinate Voting Shares were cancelled. The Company also changed its authorized capital stock from an unlimited number of Class A Non-Voting Shares, Class B Subordinate Voting Shares and Class C Multiple Voting Shares to
500 billion Subordinate Voting Shares and 500 billion Multiple Voting Shares. The existing Class A Non-Voting Shares were redesignated as Subordinate Voting Shares, the terms were amended to provide the holders with one vote per share, and all authorized but unissued Class A Non-Voting Shares were cancelled. The existing Class C Multiple Voting Shares were amended to provide the holders with 10 votes per share and were redesignated as Multiple Voting Shares. The holders of the Multiple Voting Shares are entitled to convert their shares into Subordinate Voting Shares on a one for one basis.

Capital stock transactions have been presented using the current Subordinate Voting Shares and Multiple Voting Shares.

INITIAL PUBLIC OFFERING

In April 2000, the Company completed an initial public offering consisting of 51,566,250 Subordinate Voting Shares for net proceeds of $675 million.

In April 2000, certain principal shareholders of the Company sold shares to certain parties at a discount to the initial public offering price. Accordingly the Company recorded an amount of $71 million as additional paid in capital, charges in respect of stock-based compensation of $59 million and charges to revenues of $12 million.

                                                               360NETWORKS  F-15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

9.  PREFERRED STOCK

PREFERRED STOCK REORGANIZATION

In April 2000, all outstanding Series A Preferred Shares were converted into Subordinate Voting Shares and all authorized but unissued Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares were cancelled. Concurrently, the Company authorized 500 billion of new Non-Voting Preferred Shares.

In September 1999, the Company authorized various classes of preferred shares consisting of 100 billion Series A Non-Voting Convertible Preferred Shares ("Series A Preferred Shares"), 100 billion Series B Subordinate Voting Convertible Preferred Shares ("Series B Preferred Shares") and 45 million Series C Redeemable Preferred Shares ("Series C Preferred Shares").

SERIES 1 PREFERRED SHARES

In November 2000, the Company issued 700,000 Series 1 Convertible Preferred Shares for $700 million to Alcatel N.V., one of the Company's suppliers. Subject to certain exceptions, holders of these preferred shares are entitled to vote on a basis equal to the equivalent number of Subordinate Voting Shares they would be entitled to upon conversion.

In connection with this investment in the Company, the Company committed to develop 360PACIFIC, an undersea cable system connecting the United States, Canada and Japan. Alcatel will be responsible for the network design, supply and installation of the undersea cable system and related equipment. The 360PACIFIC project, including the Alcatel contract, is estimated to cost approximately
$1.6 billion. In addition, the Company also entered into a technology cooperation agreement with Alcatel. See subsequent events, note 14.

These preferred shares are convertible at the option of Alcatel into Subordinate Voting Shares at a conversion price of $21.7193 applied to a deemed value ranging from $700 million at November 8, 2000 to $1,658 million at November 8, 2012. These preferred shares are convertible at the option of the Company from November 8, 2001 to November 8, 2003, provided the closing price of the Subordinate Voting Shares is equal to or greater than $32.57, at a conversion price equal to the 20 day weighted average price preceding the date the Company gave notice of conversion, applied to the deemed value. Subsequent to November 8, 2003, the Company may convert these preferred shares into Subordinate Voting Shares at the 20 day weighted average price preceding the date the Company gave notice of conversion, applied to the deemed value. On November 8, 2012, these preferred shares will be automatically converted into Subordinate Voting Shares at the 20 day weighted average price preceding the date the Company gave notice of conversion, applied to the deemed value. In addition these preferred shares have change in control provisions.

SERIES A PREFERRED SHARES

In April 2000, the 160,084,346 outstanding Series A Preferred Shares were converted into an equal number of Subordinate Voting Shares at values of $380 million.

In September 1999, the Company issued 141,868,928 Series A Preferred Shares for $345 million. In December 1999 an additional 9,082,384 preferred shares and in April 2000 an additional 9,133,034 preferred shares were issued by the Company to the holders of such shares, reflecting accretion and an anti-dilution provision pursuant to the terms of their original purchase agreement.

F-16  360NETWORKS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

10. INCOME TAXES

The components of income (loss) before income taxes and minority interest are as follows:

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
                                                                  2000                2001
------------------------------------------------------------------------------------------
CANADA                                                          $(38)              $ (47)
UNITED STATES                                                     (7)                (69)
OTHER                                                              4                  (5)
                                                              ----------------------------
                                                                $(41)              $(121)
                                                              ============================

The components of the provision for current income taxes consists of the following:

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
                                                                  2000                2001
------------------------------------------------------------------------------------------
CANADA                                                          $  5               $   8
UNITED STATES                                                      1                  --
OTHER                                                              1                   5
                                                              ----------------------------
                                                                $  7               $  13
                                                              ============================

The components of the provision for deferred income tax recoveries consists of the following:

                                                                   THREE MONTHS ENDED
                                                                        MARCH 31
                                                                  2000                2001
------------------------------------------------------------------------------------------
CANADA                                                          $ (1)              $  --
UNITED STATES                                                     (3)                (26)
OTHER                                                             --                  (2)
                                                              ----------------------------
                                                                $ (4)              $ (28)
                                                              ============================

                                                               360NETWORKS  F-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

11. SEGMENTED INFORMATION

The Company operates within a single operating segment being the development and operation of telecommunications assets. The operations of the Company have been grouped according to the respective geographical regions:

- Canada - terrestrial networks and colocation facilities in Canada;

- United States - terrestrial networks and colocation facilities in the United States;

- Europe - terrestrial networks and colocation facilities in 11 countries in western Europe;

- Atlantic - an undersea cable system in the Atlantic Ocean between North America and Europe, an undersea cable system in the Atlantic Ocean between South America and North America, terrestrial networks and colocation facilities in three countries in South America and operations in Bermuda and Barbados;

- Pacific - an undersea cable system in the Pacific Ocean between the United States, Canada and Japan, including part of an undersea cable system connecting seven Asian countries. See subsequent events, note 14.

                                                       UNITED
                                            CANADA     STATES     EUROPE    ATLANTIC    PACIFIC      TOTAL
----------------------------------------------------------------------------------------------------------
Revenue - three months ended March 31
  2000                                      $ 34       $ 42       $ --      $   --      $   --     $   76
  2001                                        13         45         17           5          --         80
Property and equipment - net
  December 31, 2000                          320        374          9          43          --        746
  MARCH 31, 2001                             317        445         12          43          --        817
Network assets under construction
  December 31, 2000                          236        445        338       1,062         214      2,295
  MARCH 31, 2001                             300        665        439       1,142         432      2,978
Goodwill - net
  December 31, 2000                          131        332         --         417          --        880
  MARCH 31, 2001                             130        328         --         410          --        868
Other assets
  December 31, 2000                           62        172         --          11          --        245
  MARCH 31, 2001                              53        318         --          10          --        381

F-18  360NETWORKS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

12. FINANCIAL INSTRUMENTS

MARKET RISK

The Company is subject to market risks arising from changes in interest rates with respect to our variable interest rate credit facilities as detailed in note 7. The interest expense incurred on amounts borrowed under these credit facilities will change due to changes in the LIBOR rate or the alternate base rate, changes in the amounts drawn on the respective commitments and changes in financial leverage.

The Company is subject to market risks due to fluctuation in foreign exchange rates. The Company has not made significant use of financial instruments to minimize its exposure to foreign currency fluctuations because most of its transactions and financial instruments are denominated in United States dollars. Future results will be affected by actual fluctuations in interest rates and foreign currency rates. The Company continues to analyze risk management strategies to reduce foreign currency exchange risk.

CREDIT RISK

The Company is subject to credit risks applicable to cash and cash equivalents, short-term investments, accounts receivable, and unbilled revenue. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable and unbilled revenue are considered to be limited due to the credit quality of the customers comprising the Company's customer base.

The Company performs ongoing credit evaluations of its customers' financial condition to determine the need for an allowance for doubtful accounts. The Company has not experienced significant credit losses to date. Trade accounts receivable are comprised of over 1,500 customers. The Company's three largest customers represented 14%, 11% and 7% of the Company's total revenue for the three months ended March 31, 2001 (for the year ended December 31, 2000 - 18%, 15% and 12%).

FAIR VALUES

The following fair values are provided solely to comply with financial instrument disclosure requirements. Fair values are based on quoted market prices.

                                                      DECEMBER 31, 2000                                MARCH 31, 2001
                                                    CARRYING                  FAIR                 CARRYING                  FAIR
                                                       VALUE                 VALUE                    VALUE                 VALUE
---------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                        $1,895                $1,585                   $2,490                $1,607
CASH AND CASH EQUIVALENTS                                364                   364                      264                   264
INVESTMENTS                                               37                    37                       34                    34

                                                               360NETWORKS  F-19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

13. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES AND RIGHTS-OF-WAY

The Company has various operating leases relating to land, network assets, equipment and other assets. In addition to lease payments, certain of these leases also include payments for insurance, operating and maintenance, property taxes and other related costs.

OTHER

The Company, in the normal course of business, enters into agreements to provide construction services and telecommunications assets and services to third parties.

14. SUBSEQUENT EVENTS

NEED FOR ADDITIONAL WORKING CAPITAL

The Company is developing a global fiber optic network linking major population centers in North America, Europe, South America and Asia. In May 2001, the Company announced certain changes to its business plan as a result of the current dynamics in the telecommunications and data-centric markets and particularly in the submarine markets, and also announced the suspension of funding for its planned Asian projects, 360pacific and 360asia.

Under this revised business plan, the Company estimates that it will require additional working capital of approximately $300 million beginning in the third quarter of 2001 in the form of either additional indebtedness or equity.

If the Company is able to raise the incremental $300 million, and meet its projected customer revenue targets, the Company estimates it will have sufficient funding to complete its currently planned terrestrial and undersea network systems and to implement its related network services strategy. The Company's ability to raise additional funding, to generate and collect customer revenue and the cost of developing its network and implementing its network services strategy will depend on a variety of factors, many of which are beyond its control. These factors include conditions in the capital markets, in the business sector and in the competitive environment of its current and planned markets. There is no assurance that the Company's capital resources, including its credit facilities and anticipated collection of customer revenues, will be sufficient to complete the currently planned global network.

In addition, there can be no assurance that the Company's capital needs will not be greater than that which are presently estimated due to a variety of circumstances, including, among other things, the need to secure and retain customers for its network capacity, the cost of developing its network and the incurrence of costs associated with the implementation of the revised business plan, including costs which may be associated with the suspension of funding of the planned Asian projects. The Company's inability to raise additional capital would require it to make further revisions to its business plan and may cause it to seek other alternatives. If the Company is not successful in obtaining this financing or making other alternative arrangements, it may not be able to meet its financial obligations, including its obligations under its existing indebtedness, capital expenditure requirements or working capital needs.

F-20  360NETWORKS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. GAAP)

LITIGATION

In May 2001, the Company was named as a defendant in a purported national class action lawsuit which involves the Company's right to install its fiber optic cable network in easements and rights-of-way crossing the plaintiffs' land in the United States. In general, the Company obtained the rights to construct its network from other telecommunication companies and from railroads, pipeline, energy or other utility rights-of-way holders and is installing portions of its network along the rights-of-way so granted. Although it is too early for the Company to reach a conclusion as to the ultimate outcome of this litigation, management believes that the Company has substantial defenses to the claims asserted in the action (and any similar claims which may be named in the future) or has rights of indemnification from parties providing the rights-of-way.

PROMISSORY NOTE

In December 1999, the Company sold 52,160,000 Subordinate Voting Shares and 9,840,000 Multiple Voting Shares for an aggregate purchase price of $77 million to an executive officer of the Company in exchange for a limited recourse promissory note maturing in December 2005, with an interest rate of 6.2% per annum compounded annually. As part of this transaction, the executive officer would be able to put back a certain number of shares to the Company, or, under certain circumstances at the option of the Company to Worldwide Fiber Holdings Ltd. ("WFH"), a significant shareholder of the Company, at fair market value to repay the promissory note.

In April 2001, the Company sold the promissory note to WFH in exchange for a recourse promissory note from WFH. WFH assumed the Company's obligation to accept the put. In addition, some of the terms of the note and put were amended, resulting in an increase in interest rate, further limitations on the put amount, a forbearance of the put right for a limited time under certain circumstances and the note being made non-recourse except with respect to the shares acquired from us for the note, owned by the executive officer. After giving effect to the transactions described above, the executive officer is now indebted to WFH in the amount of $82 million, plus accrued interest from December 2000. The Company retains the right in certain circumstances to repurchase some of these shares. In addition, WFH has granted the Company the right to purchase from it any shares put to it by the executive officer which are subject to our repurchase option at the time they are put.

NETRAIL, INC.

In February 2001, the Company announced plans to acquire NetRail, Inc., a wholesale IP service provider, in exchange for approximately 3.5 million to
4.5 million of Subordinate Voting Shares of the Company. The acquisition is subject to certain approvals and is expected to be completed in 2001.

                                                               360NETWORKS  F-21

360NETWORKS INC.  Major Shareholders

At April 30, 2001, 741,156,483 Subordinate Voting Shares, 81,840,000 Multiple Voting Shares and 700,000 Series 1 Convertible Preferred Shares of the Company were issued and outstanding. In the United States at this date, 31% of our Subordinate Voting Shares were held by 405 holders of record and 12% of our Multiple Voting Shares were held by one holder of record. Each Subordinate Voting Share entitles the holder thereof to one vote per share, each Multiple Voting Share entitles the holder thereof to ten votes per share and each Series 1 Convertible Preferred Share entitles the holder thereof to vote on an "as if converted basis", which would have resulted in approximately 48 votes per preferred share at April 30, 2001.

The following table sets forth information regarding the beneficial ownership of Subordinate Voting Shares, Multiple Voting Shares or Series 1 Convertible Preferred Shares with respect to each person who, as of such date indicated, was known to the Company to be the beneficial owner of Subordinate Voting Shares, Multiple Voting Shares or Series 1 Convertible Preferred Shares carrying more than five percent of the voting rights attached to each class of shares:

                                                    APRIL 30,    DECEMBER 31,
NAME                      CLASS                       2001         2000 (2)
----                      ----------------------   -----------   ------------
WORLDWIDE FIBER           SUBORDINATE               25,289,177    24,362,777
 HOLDINGS LTD. (1)        VOTING SHARES                   3.4%          3.3%

                          MULTIPLE VOTING           72,000,000    72,000,000
                          SHARES                         88.0%         88.0%

LEDCOR LIMITED            SUBORDINATE              258,195,715   258,195,715
 PARTNERSHIP (1)          VOTING SHARES                  34.8%         35.0%

GREGORY MAFFEI            SUBORDINATE               52,160,000    52,160,000
                          VOTING SHARES                   7.0%          7.1%

                          MULTIPLE VOTING            9,840,000     9,840,000
                          SHARES                         12.0%         12.0%

ALCATEL N.V.              SERIES 1                     700,000       700,000
                          CONVERTIBLE                     100%          100%
                          PREFERRED SHARES

------------------------------

(1) Worldwide Fiber Holdings Ltd. is an indirect wholly owned subsidiary of Ledcor Inc. The general partner of Ledcor Limited Partnership is an indirect wholly owned subsidiary of Ledcor Inc. At April 30, 2001 Ledcor Inc. indirectly held 38.2% of our Subordinate Voting Shares and 88.0% of our Multiple Voting Shares, which entitles Ledcor Inc. to a 63.0% voting interest in our Company.

(2) Prior to our IPO on April 19, 2000, we were a private company. On April 14, 2000, Worldwide Fiber Holdings held 72,000,000 of our Class C Multiple Voting Shares and 54,303,200 of our Class B Subordinate Voting Shares, Ledcor Limited Partnership held a 301,266,400 of our Class A Non-Voting Shares and Mr. Maffei held 9,840,000 of our Class C Multiple Voting Shares and 52,160,000 of our Class A Non-Voting Shares.

MSH-1  360NETWORKS

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              360NETWORKS INC.

                                              /s/ VANESSA WITTMAN
                                              ---------------------------------------------------
                                              Name: Vanessa Wittman
                                              Title: CHIEF FINANCIAL OFFICER

Date: May 25, 2001

                                                                360NETWORKS  S-1